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                        CHEMGENICS PHARMACEUTICALS INC.
                       One Kendall Square - Building 300
                         Cambridge, Massachusetts 02139

                                                               March 31, 1997

VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention:  Mr. Kathleen Haller, Esquire

       Re:  ChemGenics Pharmaceuticals Inc. --
            Registration Statement on Form S-1 (Registration No. 333-18173)
            ---------------------------------------------------------------

Dear Ms. Haller:

    Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, ChemGenics Pharmaceuticals, Inc. (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-18173), originally filed on December 18, 1996, together with all exhibits and amendments thereto (the "Registration Statement"). The Registrant is requesting such withdrawal because it recently consummated a merger transaction whereby the Company became a wholly owned subsidiary of Millennium Pharmaceuticals, Inc. and the Company no longer intends to offer and sell any securities to the public. None of the shares of the Company's common stock, $.001 par value, for which registration was sought have been offered or sold. The Registrant further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the above-captioned Registration Statement in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

     Please address any questions to Peter S. Lawrence, Esquire, at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts 02111, telephone (617) 542-6000, facsimile (617) 542-2241.


     Thank you.

                                      CHEMGENICS PHARMACEUTICALS INC.

                                           /s/ Barry A. Berkowitz
                                      By: ______________________________________
                                          Barry A. Berkowitz, Ph.D.
                                          President and Chief Executive Officer

cc:  Lewis J. Geffen, Esquire
       Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
     David F. Redlick, Esquire
       Hale and Dorr
     Ms. Maria Konstantindis
       The Nasdaq Stock Market, Inc.